

July 30, 2010

Robert Fishman, CFO
NCR Corporation
3097 Satellite Boulevard
Duluth, GA 30096

> **Re: NCR Corporation**
> **Form 10-K for the Fiscal Ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 001-00395**

Dear Mr. Fishman:

We have reviewed your response letter dated June 24, 2010 in connection with the above referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 15. Exhibits, Financial Statement Schedules, page 93

1.   We have reviewed the letter agreement with Mr. Dorsman that you provided to us supplementally, and it appears that the agreement is a "management contract" for purposes of Item 601(b)(10)(iii)(A) of Regulation S-K because, in part, it specifies the compensation and benefits Mr. Dorsman is to receive in connection with his employment with your company. However, we note the statement in your April 12, 2010 response letter that the agreement "does not include any ongoing compensation-related commitments or other obligations currently binding on the Company." Please clarify whether your letter agreement with Mr. Dorsman was in effect during 2009. If it was, please file the agreement as an exhibit. If it was not, please reconcile that fact with the statement on page 34 of your definitive proxy statement that "[d]uring 2009, our Named Executive Officers were covered by letter agreements with the Company."

Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 with any questions about our comment. If you have questions regarding the financial statements and related matters, please contact David Edgar, Staff Accountant, at (202) 551-3459 or me at (202) 551-3406.

Sincerely,

Patrick Gilmore
Accounting Branch Chief